Exhibit 99.1

Bezeq The Israel Telecommunication Corporation Ltd.

February 27, 2020

To	To
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Dear Sirs,

Immediate Report – Expected Impairment of Subsidiary Value

Tel Aviv, Israel – February 27, 2020 – Bezeq The Israel Telecommunication Corp., Ltd. (TASE: BEZQ) (the “Company”) provided an update today that as part of the preparation of itself and its subsidiaries’ 2019 financial statements, on February 27, 2020, the subsidiary Bezeq International Ltd. (“Bezeq International”) received initial indication from its external valuators according to which a decrease in Bezeq International's value compared to its book value is expected, which is to result in an impairment of the Company’s book value by an estimated amount of NIS 80 million (after tax effect). This amount is under review, is not audited, and Bezeq International may receive a different final evaluation. The impairment is expected to occur in the Company's annual reports for 2019.

It should be noted that even after the expected recording of the decrease in the Company's book value, as aforementioned, no change is expected within the Company's projection range for 2019.

Some of the information contained in this report is forward-looking information, as this term is defined in the Securities Law, 5728-1968, and is based, inter alia, on estimates and projections of future trends in markets relevant to Bezeq International and the effects of these matters on the value of Bezeq International. Accordingly, the information may not be fully or partially realized insofar as the said assessments and forecasts occur differently than expected.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.